EXHIBIT 23.1

INDEPENDENT AUDITORS' CONSENT

The Board of Directors

CenturyTel, Inc.:

We consent to the use of our report dated January 29, 2003, with respect to the consolidated financial statements and related financial statement schedule of CenturyTel, Inc. as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and to the use of our report dated June 6, 2003 with respect to the statements of assets available for benefits of the CenturyTel, Inc. Dollars and Sense Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002, incorporated herein by reference.

Our report with respect to CenturyTel, Inc. refers to a change in accounting for goodwill and other intangible assets in 2002.

/s/ KPMG LLP

Shreveport, Louisiana

September 26, 2003